UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

  (Amendment No. 1 – Exit Filing)*

Erasca, Inc.

(Name of Issuer)

Common Stock par value $0.0001 per share

(Title of Class of Securities)

29479A108

(CUSIP Number)

May 21, 2024

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐   Rule 13d-1(b)

☐   Rule 13d-1(c)

☒   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29479A108	13G	Page 2 of 7 Pages

Item 1(a).	Name of Issuer

Erasca, Inc. (the “Issuer”).

Item 1(b).	Address of Issuer's Principal Executive Offices

10835 Road to the Cure, Suite 140, San Diego, CA 92121

Item 2(a).	Name of Person Filing

ARCH Venture Fund X, L.P. (“AVF X”); ARCH Venture Partners X, L.P. (“AVP X LP”); ARCH Venture Partners X, LLC (“AVP X LLC”); ARCH Venture Fund X Overage, L.P. (“AVF X Overage”); ARCH Venture Partners X Overage, L.P. (“AVF X Overage GP”) (collectively, the “Reporting Entities” and individually, each a “Reporting Entity”); and Keith Crandell (“Crandell”), Robert Nelsen (“Nelsen”), Kristina Burow (“Burow”) and Steven Gillis (“Gillis) (collectively, the “Investment Committee” and individually, each a “Committee Member”). The Reporting Entities and the Committee Members collectively are referred to as the “Reporting Persons”.

Item 2(b).	Address of Principal Business Office or, if none, Residence

8755 W. Higgins Road, Suite 1025, Chicago, IL 60631

Item 2(c).	Citizenship

Each of AVF X, AVF X LP, AVF X Overage and AVP X Overage GP, are limited partnerships organized under the laws of the State of Delaware. AVP X LLC is a limited liability company organized under the laws of the State of Delaware. Each Committee Member is a US citizen.

Item 2(d).	Title of Class of Securities

Common stock, par value $0.0001 per share.

Item 2(e).	CUSIP Number

29479A108

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

CUSIP No. 29479A108	13G	Page 3 of 7 Pages

Item 4.	Ownership

Not Applicable.

Item 5.	Ownership of Five Percent or Less of a Class

Each of the Reporting Persons has ceased to beneficially own five percent (5%) or more of the Issuer’s outstanding Common Stock.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certifications

Not Applicable.

CUSIP No. 29479A108	13G	Page 4 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    November 14, 2024

ARCH VENTURE FUND X, L.P.

By:       ARCH Venture Partners X, L.P.

its General Partner

By:       ARCH Venture Partners X, LLC

its General Partner

By:                    *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS X, L.P.

By:       ARCH Venture Partners X, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS X, LLC

By:                               *

Keith Crandell

Managing Director

ARCH VENTURE FUND X OVERAGE, L.P.

By:       ARCH Venture Partners X Overage, L.P.

its General Partner

By:       ARCH Venture Partners X, LLC

its General Partner

By:                    *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS X OVERAGE, L.P.

By:       ARCH Venture Partners X, LLC

its General Partner

By:                    *

Keith Crandell

Managing Director

CUSIP No. 29479A108	13G	Page 5 of 7 Pages

                                  *

Keith Crandell

                                  *

Robert Nelsen

                                  *

Kristina Burow

                                  *

Steven Gillis

* By:   /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

*       This Schedule 13G was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 and 24.1 to the Form 3 relating to the beneficial ownership of shares of Verve Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on June 16, 2021 and incorporated herein in its entirety by reference.

CUSIP No. 29479A108	13G	Page 6 of 7 Pages

Exhibit 1

AGREEMENT

Pursuant to Rule 13d-1-(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Erasca, Inc.

This Agreement may be executed in any number of counterparts, each of which shall be deemed an original.

Dated:    November 14, 2024

ARCH VENTURE FUND X, L.P.

By:       ARCH Venture Partners X, L.P.

its General Partner

By:       ARCH Venture Partners X, LLC

its General Partner

By:                    *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS X, L.P.

By:       ARCH Venture Partners X, LLC

its General Partner

By:                           *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS X, LLC

By:                                *

Keith Crandell

Managing Director

ARCH VENTURE FUND X OVERAGE, L.P.

By:       ARCH Venture Partners X Overage, L.P.

its General Partner

By:       ARCH Venture Partners X, LLC

its General Partner

By:                    *

Keith Crandell

Managing Director

ARCH VENTURE PARTNERS X OVERAGE, L.P.

By:       ARCH Venture Partners X, LLC

its General Partner

By:                    *

Keith Crandell

Managing Director

CUSIP No. 29479A108	13G	Page 7 of 7 Pages

                                  *

Keith Crandell

                                  *

Robert Nelsen

                                  *

Kristina Burow

                                  *

Steven Gillis

* By:   /s/ Mark McDonnell

Mark McDonnell as

Attorney-in-Fact

*             This Agreement of Joint Filing was executed by Mark McDonnell pursuant to a Power of Attorney filed as Exhibit 24 and 24.1 to the Form 3 relating to the beneficial ownership of shares of Verve Therapeutics, Inc. by the Reporting Persons filed with the Securities Exchange Commission on June 16, 2021 and incorporated herein in its entirety by reference.